SPIRAL TOYS INC.

30077 Agoura Court, Suite 230

Agoura Hills, CA 91301

844-681-7627

June 27, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Anne Nguyen Parker, Assistant Director
John Stickel
Melissa Gilmore
Doug Jones

Re:	Spiral Toys, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2016
File No. 333-211199

Acceleration Request

Requested Date: June 29, 2016

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

The undersigned, Spiral Toys Inc., respectfully requests that the effective date of its Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 4:30 P.M. Eastern Time on June 29, 2016 or as soon thereafter as possible.

Spiral Toys Inc. hereby authorizes Robert Brantl, counsel for Spiral Toys Inc., to orally modify or withdraw this request for acceleration.

Spiral Toys Inc. acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Spiral Toys Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Spiral Toys Inc. may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SPIRAL TOYS INC.

By:	/s/ Mark Meyers
Mark Meyers
Chief Executive Officer